Esquire Financial Holdings, Inc.

100 Jericho Quadrangle

Suite 100

Jericho, New York 11753

May 4, 2026

Via Edgar

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Esquire Financial Holdings, Inc.
Registration Statement on Form S-4 (Registration No. 333-295076)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Esquire Financial Holdings, Inc., a Maryland corporation (the “Company”), hereby requests that the above-referenced Registration Statement on Form S-4 be declared effective at 10:00 a.m., Eastern time, on May 6, 2026, or as soon thereafter as is practicable.

Very truly yours,

/s/ Andrew C. Sagliocca
Andrew C. Sagliocca
Vice Chairman, Chief Executive Officer and President
(Duly Authorized Representative)